Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

5 Year Autocallable Contingent Coupon Market-Linked Securities Linked to the Worst of NDX, RTY and SPX

Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlyings:	The Nasdaq-100 Index® (ticker: "NDX"), Russell 2000® Index (ticker: "RTY") and S&P 500® Index (ticker: "SPX")
Pricing date:	October 31, 2023
Valuation dates:	Monthly
Maturity date:	November 3, 2028
Contingent coupon:	At least 7.00% per annum*, paid monthly only if the closing value of the worst performer is greater than or equal to its coupon barrier on the related valuation date. You are not assured of receiving any contingent coupon.
Coupon barrier:	80% of its initial underlying value, for each underlying
Automatic early redemption:	If on any autocall date the closing value of the worst performer is greater than or equal to its initial underlying value, the securities will be automatically called for an amount equal to the principal plus the related contingent coupon
Autocall dates:	Quarterly on valuation dates beginning after approximately one year
CUSIP / ISIN:	17291QZC1 / US17291QZC13
Initial underlying value:	For each underlying, its closing value on the pricing date
Underlying return:	For each underlying on any valuation date, (current closing value - initial underlying value) / initial underlying value
Worst performer:	On any valuation date, the underlying with the lowest underlying return
Payment at maturity (if not autocalled):	If the securities are not automatically redeemed prior to maturity, you will receive at maturity, for each security you then hold, the stated principal amount plus the final contingent coupon payment, if applicable.
Stated principal amount:	$1,000 per security
Pricing Supplement:	Preliminary Pricing Supplement dated September 29, 2023

* The actual contingent coupon rate will be determined on the pricing date.
** The hypotheticals assume that the contingent coupon rate will be set at the lowest value indicated in this offering summary.

Hypothetical Interim Payment per Security**

Hypothetical Worst Underlying Return on Interim Valuation Date	Hypothetical Payment for Interim Valuation Date	Hypothetical Redemption
100.00%	$1,005.833	Redeemed
75.00%	$1,005.833	Redeemed
50.00%	$1,005.833	Redeemed
25.00%	$1,005.833	Redeemed
0.00%	$1,005.833	Redeemed
-20.00%	$5.833	Securities not redeemed
-20.10%	$0.00	Securities not redeemed
-30.00%	$0.00	Securities not redeemed
-40.00%	$0.00	Securities not redeemed
-50.00%	$0.00	Securities not redeemed
-75.00%	$0.00	Securities not redeemed
-100.00%	$0.00	Securities not redeemed

Selected Risk Considerations • Although the securities provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in real value terms if you do not receive one or more, or any contingent coupon payments. • You will not receive any contingent coupon following any valuation date on which the closing value of the worst performer on that valuation date is less than its coupon barrier. • The return on the securities depends solely on the performance of the worst performer. As a result, t he securities are subject to the risks of each of the underlyings and will be negatively affected if any one performs poorly. • You will not benefit in any way from the performance of any better performing underlying. • You will be subject to risks relating to the relationship among the underlyings . The less correlated the underlyings , the more likely it is that any one of the underlyings will perform poorly over the term of the securities. All that is necessary for the securities to perform poorly is for one of the underlyings to perform poorly. • The securities may be automatically redeemed prior to maturity, limiting your opportunity to receive contingent coupons if the worst performer performs in a way that would otherwise be favorable. • The securities do not offer any upside exposure to any underlying. • The securities are particularly sensitive to the volatility of the closing values of the underlyings on or near the valuation dates. • The securities are unsecured debt securities and are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities. • The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement. • The value of the securities prior to maturity will fluctuate based on many unpredictable factors. • The Russell 2000 ® Index is subject to risks associated with small capitalization stocks. • The issuer and its affiliates may have conflicts of interest with you. • The U.S. federal tax consequences of an investment in the securities are unclear. The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities. Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333 - 270327 and 333 - 270327 - 01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page. Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.